Cortina Systems, Inc.

1376 Bordeaux Drive

Sunnyvale, California 94089

(408) 481-2300

September 20, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mary Beth Breslin, Senior Attorney

Re:	Cortina Systems, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-172845

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cortina Systems, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, File Number 333-172845, together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The Registration Statement was originally filed on March 16, 2011 and was amended on May 2, 2011 and June 2, 2011.

The Company has elected not to proceed with the offering contemplated by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective by the Commission and no securities have previously been sold in connection with the proposed offering.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Cortina Systems, Inc., 1376 Bordeaux Drive, Sunnyvale, California, 94089, facsimile number (408) 481-2400, with a copy to Company’s counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California, 94304-1050, facsimile number (650) 493-6811, attention: Aaron Alter.

U. S. Securities and Exchange Commission

September 20, 2012

If you are in need of additional information, please feel free to contact Aaron Alter of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or the undersigned at (408) 481-2300.

Respectfully submitted,

Cortina Systems, Inc.

/s/ Bruce Margetson

Name: Bruce Margetson

Title: Chief Financial Officer

cc: Amir Nayyerhabibi

Cortina Systems, Inc.

Aaron J. Alter, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.